Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Wallbox N.V.’s (together with its consolidated subsidiaries, “Wallbox,” the “Company,” “we,” “us” and “our”) financial condition and results of operations together with its consolidated financial statements and the related notes thereto included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Annual Report”), its interim condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2025 and 2024 accompanying its Report on Form 6-K filed on September 23, 2025 (the “Interim Report”), and its other filings with the Securities and Exchange Commission (collectively, “Public Filings”). The following discussion is based on Wallbox N.V.’s financial information prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this discussion and analysis, including information with respect to Wallbox’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. You should also review the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in its Public Filings for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Wallbox’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Forward Looking Statements

This discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, expectations regarding market growth, future partnerships, EV market, Latin American Market, reductions in operating expenses and seasonality. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; occurrence of any public health crisis or similar global events as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Business Overview

We believe we are a global leader in intelligent electric vehicle charging and energy management solutions. Founded in 2015, we create smart charging systems that we believe combines innovative technology with outstanding design with the goal of managing the communication between user, vehicle, grid, building and charger.

Our mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. By designing, manufacturing, and distributing charging solutions for residential, business, and public use, we intend to lay the infrastructure required to meet the demands of mass electric vehicle ownership everywhere. We believe our customer‑centric approach to our holistic hardware, software installation, and service offering allows us to solve existing barriers to EV adoption as well as anticipate potential future opportunities. We are committed to pursuit to accomplish this vision, the Company acquired five private business to date:

1.
Intelligent Solutions (controlling interest acquired in February 2020): We believe Intelligent Solutions was one of the largest distributors of intelligent charging solutions in Northern Europe, with an extensive partner network of car dealers, installers, and utility companies in Norway, Sweden, Finland, and Denmark. Headquartered in Stavanger, Norway, Intelligent Solutions offers a variety of services from hardware to installation service and technical support. We believe this acquisition was a key component in our strategy to expand our business in Northern Europe.
2.
Electromaps (controlling interest acquired in September 2020): We believe Electromaps is the leading digital platform for accessing free and paid for electric charging points in southern Europe. The app provides its almost 1 million registered users access to the charging points and ability to make payments directly from their mobile phone, unifying the entire charging infrastructure and improving the electric vehicle driving experience. Through this acquisition, we took our first step into the public electric charging space and plan to continue to foster innovation at Electromaps.
3.
ARES (acquired in July 2022): ARES is an innovative provider of printed circuit boards and through its acquisition, we expanded our design and manufacturing capabilities and believe this acquisition will improve our innovation cycle time and strengthen our supply chain resilience.
4.
COIL (acquired in August 2022): COIL is a leading EV charging installer serving the U.S. market, enabling in-house installation and maintenance solutions for commercial, public and residential charging applications, expanding our addressable market into a large and growing segment.
5.
Albert Buettner GmbH ("ABL") business (acquired in November 2023): ABL business was a pioneer in EV charging solutions in Germany, the largest EV market in Europe.

Our smart charging product portfolio includes Level 2 alternating current (“AC”) chargers (“Pulsar Plus”, “Pulsar Max”, “Pulsar Pro”,“eM4”, and “eMC”) for home and business applications, and direct current (“DC”) fast chargers (“Supernova”) for public applications. We also offer the world’s first bi‑directional DC charger for the home (“Quasar”), which allows users to both charge their electric vehicle and use the energy from the car’s battery to power their home or business, or send stored energy back to the grid. Our proprietary residential and business software “myWallbox” gives users and charge point owners complete control over their private charging and energy management activities. Meanwhile, our dedicated semi‑public and public charging software platform, “Electromaps” enables drivers to locate and transact with all public charging stations registered to its brand‑agnostic charger database and also allows charge point operators to manage their public charging stations at scale.

As of June 30, 2025, we had offices across three continents and since the company’s inception, over one million chargers have been sold in more than 120 countries. Our products are currently manufactured in Spain, Germany and the U.S. We remain committed to increasing our worldwide presence and believe the EV market will continue to grow as the market continues to mature with new EV offerings, continuous roll-out of charging infrastructure and stricter emissions target in specific regions with the aim of reducing CO2.

Through our vertically‑integrated model, we keep development cycles short, enabling an accelerated time to market. Furthermore, we expect our compliance with complex certification requirements paired with our focus on engineering excellence will power our rapid growth as the global supplier of first‑class charging products.

Segments

Management determined that we have three reportable operating segments: (i) Europe‑Middle East and Asia (EMEA), (ii) North America (NORAM), and (iii) Asia‑Pacific (APAC) given our organizational structure and the manner in which our business is reviewed and managed. Our reportable operating segments reflect the principal geographies for our commercial activities around the world, and how we are allocating resources and evaluating operating performance.

Refer to Note 7 “Operating Segments,” included within our interim condensed consolidated financial statements for further details.

Revenue from sales of goods reported in the EMEA segment also include sales from Wallbox Chargers, S.L. to Latin America region.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors” in our Annual Report.

Growth in EV Adoption

Our revenue growth is directly tied to the continued acceptance of passenger and commercial EVs, which it believes drives the demand for charging products and infrastructure. The market for EVs is still rapidly evolving and although demand for EVs has grown in recent years, there is no guarantee such demand will continue into the future. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil, gasoline, and electricity; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; government subsidies for EVs and electricity; the development, prevalence and market adoption of EV fleets; and increases in fuel efficiency of non-EV transportation. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles and the automotive industry globally has been experiencing a recent decline in sales. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption rates, this would impact our ability to increase our revenue or grow our business.

Competition

We believe we are currently one of the market leaders in Europe and North America in residential EV charging solutions based on the number of charging units sold compared to EVs sold on a country-by-country basis. We also provide and derive revenue from installation services and Electromaps, our online platform that enables users to find and pay for publicly available charging ports and manage their charging fleet. We intend to expand our market share over time in our product categories, including public charging stations, leveraging the network effect of our products, our partnership with Iberdrola and the Electromaps platform. Additionally, we intend to expand and grow our revenues via the rollout of the Supernova and Hypernova public charging stations. Nonetheless, existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, our competition includes competition resulting from acceptance of other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy gasoline powered vehicles. If our market share decreases due to increased competition, our revenue and ability to generate profits in the future may be impacted.

Global Expansion

We operate in Europe, North America, Latin America and APAC. Europe and North America are expected to be significant contributors to our revenue in future years with manufacturing capacity added to North America in 2022 and the inorganic growth due to the acquisition of ABL.

The European EV charging market can be characterized as fragmented. There are many small and local players, with only a limited number of parties having sufficient scale and funding to be competitive in the long term. Especially due to the government regulations currently in place, the EV sales are expected to increase in Europe. From a competitive perspective, the North American market has high barriers to entry due to strict certification and validation requirements. Therefore, this market differs from Europe as the market is less fragmented with only a few large players.

Similar to the European market, the APAC market can be characterized as a highly fragmented market with a small number of players that have gained significant scale in the industry. From a technology and pricing perspective, EV charging solutions in APAC are cost-competitive as they can be manufactured at a lower cost point. Our growth in each of our markets requires us to differentiate ourselves as compared to our competition. If we are unable to penetrate, or further penetrate, the market in each of the geographies in which we operate or intend to operate, our future revenue growth and profits may be impacted.

For the six months ended June 30, 2025, our sales in Latin America were not significant, however, we intend to expand our market presence in this region.

Impact of New Product Releases

As we introduce new products, such as the market introduction of our Supernova public charging stations, our profitability may be temporarily impacted by launch costs until our supply chain achieves targeted cost reductions. For example, during our launch of Supernova in 2022 we had a negative Gross Margin of 15.5% in connection with Supernova sales in 2022 based on €7,166 thousands in revenue and €8,278 thousand in changes in inventories and raw materials and consumables. However, in the year ended December 31, 2023 the Gross Margin from our sales of Supernova was positive 17.9% based on €30.511 thousand in revenue and €25,040 thousand in changes in inventories and raw materials and consumables, which continued to improve during the year ended December 31, 2024 ending with a Gross Margin from our sales of Supernova of 30.5% based on €25,598 thousand in revenue and €17,798 thousand in changes in inventories and raw materials and consumables and during the six month period ended June 30, 2025 ending with a Gross Margin of 44,5% based on €8,768 thousand in revenue and €4,871 thousand in changes in inventories and raw materials and consumables used for Supernova in the same period.

In addition, we may accelerate our operating expenditures where we see growth opportunities which may impact profitability until upfront costs and inefficiencies are absorbed and normalized operations are achieved. We also continuously evaluate and may adjust our operating expenditures based on our launch plans for our new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As we attain higher revenue, we expect operating expenses as a percentage of total revenue to continue to decrease in the future as we focus on increasing operational efficiency and process automation.

Government Mandates, Incentives and Programs

The U.S. federal, state and local government, European member states, and China provide incentives to end users and buyers of EVs and EV charging products in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging products or stations to customers. Accordingly, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of administrative, regulatory, or legislative policy under the current or future U.S. administration. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by us.

Penetration into the Public Market

We commenced commercialization of the Supernova, our first DC fast charger for public use, during the first quarter of 2022. We have signed letters of intent (“LOI”) to collaborate with some of the world’s biggest utility companies for delivery of Supernova, and expect in the future to expand beyond utilities into additional distribution channels. One example includes Iberdrola which announced its intention to potentially acquire up to 10,000 public fast chargers from Wallbox as part of its sustainable mobility plan to deploy more than 150,000 chargers in homes, businesses and public road networks. In addition, we continue to introduce new versions of our Supernova product line with higher charging capacity which now can also be sold in North America and in Germany as we have all relevant certifications in place. Our offering of public charging solutions is complemented through Electromaps, an online platform that enables users to find publicly available charging ports and pay for their use. We have established partnerships in Europe with operators of charging points that allow users to pay for their charging directly via Electromaps. We intend to extend these relationships with charging operators outside of Europe and enable this payment feature globally.

Seasonality

Our business is seasonal in nature. Typically, consumers purchase more EVs in the second half of the year, particularly in the fourth quarter, and the seasonal variation in the timing of sales of our residential products tend to be correlated with sales of EVs. As a result, sales in the second half, and particularly in the fourth quarter, would, after adjusting for our growth, be higher than in the first half of the fiscal year and our results of operations may be subject to seasonal fluctuations as a result.

Impact of the war between Russia and Ukraine

As a result of the war between Russia and Ukraine, the U.S. and certain allies in Europe imposed sanctions on Russia and could impose further sanctions against it. Russia could respond in kind. Sanctions imposed by any of these countries could disrupt our supply of critical components among our manufacturing facilities in Barcelona as well as our production and the sales of EVs. As a result of the war, we stopped marketing our products in Russia, and will not pursue new opportunities with customers in that country. Although such sales in the Ukraine region have not been significant to our business further disruptions could negatively affect our ability to provide critical components to affiliates or produce finished goods for customers, which could increase our costs, require capital expenditures and harm our results of operations and financial condition.

Recently, the geopolitical landscape has shifted, with the U.S. reconsidering its stance on aid to Ukraine and European nations pushing for a more unified defense strategy. The ongoing diplomatic efforts, including discussions between the U.S. and Russia, could influence global economic conditions and supply chain stability. Additionally, heightened tensions and evolving sanctions policies may create further unpredictability in international trade and regulatory compliance.

We continue to monitor the situation closely and assess its potential impact on our business.

The Global Economic Environment

Certain factors in the global economic environment that may impact our global operations include, among other things currency fluctuations, capital and exchange controls, global economic conditions including inflation, interest rates, monetary policy, restrictive government actions, changes in intellectual property, legal protections and remedies, trade regulations, tax laws and regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the current conflict between Russia and Ukraine, tensions between China and the U.S., the U.K., the EU, the middle east and India, terrorist activity, unstable governments and legal systems, inter‑governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change. During 2022, global supply chains experienced disruptions that impacted and continues to impact delivery rates of electric vehicles. As a result, in January 2023, we announced cost reduction measures balanced between operating and personnel expenses, impacting approximately 15% of our workforce. We have continued with these cost reductions measures in 2024 and 2025. In response to impacts from the economic environment, we reduced costs in the six-month period ended June 30, 2025, primarily from reduced personnel costs and operating expenses, and we expect to have further savings during the second half of 2025.

Key Components of Results of Operations

Revenue

Our revenue consists of retail sales and sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. We recognize revenue from contracts with customers when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

Sale of Chargers and other related products

Revenue related to the sale of chargers consists of sales of public and home & business charging devices, as well as accessories. Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer.

Sale of Services

Revenue related to the rendering of services consists of installation and software services, including commissions obtained from every charging transaction carried out through Electromaps; although, at this time, such revenue consists primarily of installation services.

Revenue from contracts with customers for installation services is generally recognized when the services have been completed to the customer (at a point in time given the short period that the service is rendered). Revenue is recognized at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. For installation contracts where the time required to complete execution is longer, the revenue recognition for each period is calculated taking into account the percentage of completion at the end of each financial period, considering the work in progress and the costs incurred until this date compared to the budgeted costs.

Changes in Inventories and Raw Materials and Consumables Used

This account consists of changes in inventory due to consumption of finished goods, raw materials and other consumables. Inventory consists of electric chargers and related parts, which are available for sale or for warranty requirements. Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted average cost method. Inventory that is sold to third parties is included within changes in inventories and raw materials and consumables used. We periodically review for slow-moving, excess or obsolete inventories. Products that are determined to be slow-moving, excess or obsolete, are written down to net realizable value.

Employee Benefits

Employee benefits consist primarily of wages and salaries, share-based payment plan expenses and social security. We have 5 different share-based plans: (i) 2018 Legacy Stock Option Program for Founders; (ii) 2020 Legacy Stock Option Program for Employees (“ESOP”); (iii) 2018 Legacy Stock Option Program for Management (“MSOP”); (iv) Wallbox N.V. Amended & Restated 2021 Employee Stock Purchase Plan; and (v) Wallbox N.V. 2021 Equity Incentive Plan (“RSU”). For the MSOP, ESOP and RSU we record share-based payments based on the estimated fair value of the award at the grant date. It is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award granted after the Business Combination as defined below is based on the market price of our common stock listed in the NYSE on the date of grant. Employee benefits also includes the impact from Coil and Ares earn-outs to sellers as it is linked to their continued provision of services in future.

For the 2018 Legacy Stock Option Program for Founders, we record share-based payments based on the estimated fair value using the American option chain and considering the conditions established in the plan. This plan is considered fully vested from their date of concession.

Other Operating Expenses

Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of twelve months or less and leases of office equipment with low value, including IT equipment.

Amortization and Depreciation

Depreciation, amortization and accretion relates to our intangible assets, right-of-use assets, property and equipment.

Impairment of non-current assets

Impairment of assets consists in the impairment expense booked in the period as a result of the impairment test performed.

Net Other Income

Net other income consists of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, and grants.

Operating Loss

Operating loss consists of our revenue and net other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation.

Financial Income and Financial Expenses

Financial income consists of interest income on outstanding cash positions and fair value adjustments of derivative instruments and valuation of financial instruments. Financial expenses consist of interest expense on loan and borrowings including leases, fair value adjustments on the convertible bonds, valuation of financial instruments and the unwinding effect on the put option liabilities.

Change in Fair Value of Derivative Warrant Liabilities

Public and Private Warrants originally issued by Kensington to its public shareholders and its sponsors were converted on the closing date of the Business Combination, into a right to acquire one Class A Share (a “Wallbox Warrant”) on substantially the same terms as were in effect immediately prior to the closing date. These warrants were considered part of the net assets of Kensington at the time of the Business Combination. In addition, during 2023, Wallbox issued new warrants as part of the facility agreement with Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") entered into in February 2023. On February 9, 2023 the Company signed an agreement with BBVA granting BBVA an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A shares for an exercise price of 5.32 USD per share (the "BBVA Warrants").

The BBVA warrants are exercisable until February 9, 2033 unless earlier redeemed by the Company pursuant to the warrant agreement.

On July 30, 2024, Wallbox and Generac entered into warrant agreements (the “Warrant Agreements”), pursuant to which we issued to Generac (together with its assignees, the “Warrant holder”), and the Warrant holder subscribed for and acquired, (a) an aggregate of 11,135,873 warrants exercisable until May 8, 2029 (type 1) and (b) an aggregate of 1,967,098 warrants exercisable until July 30,2028 (type 2), in each case for an equal number of our Class A Shares, at an exercise price of up to 3.05 USD per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in our favor when the reported trading price of our Class A Shares is at least 6.00 USD per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third business day prior to the date when the notice of redemption is given.

According to management’s assessment, the Public and Private Warrants, BBVA Warrants and Generac Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.

Foreign Exchange Gains/(Losses)

Foreign exchange gains (losses) consist of realized and unrealized gains (losses) on foreign currency transactions and outstanding balances at year-end.

Income Tax Credit

Income tax credit relates to a percentage of research and development (“R&D”) related expenses that are expected to be eligible for tax deductions. As a deduction as a result of our tax residency in Spain, the tax credit is available as a deduction for certain eligible R&D expenses, including IT and product development.

Loss for the Period

Loss for the period consists of our operating loss, net financial loss, share of loss of equity-accounted investees and income tax credit.

Operating Results

Comparison of the six months ended June 30, 2025 and 2024

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and the notes thereto included in our Annual Report and the interim condensed consolidated financial statements and the notes thereto included in this Interim Report. The following table sets forth our consolidated results of operations data for the six months ended June 30, 2025 and 2024:

	Six Months Ended
	June 30,		Variance
	2025	2024
	Unaudited	Unaudited	€	%
	(€ in thousands)
Sales of goods	€64,225	€83,946	€(19,721)	(23.5%)
Sales of services	€11,706	€7,947	€3,759	47.3%
Revenue	€75,931	€91,893	€(15,962)	(17.4%)
Changes in inventories and raw materials and consumables used	€(47,090)	€(55,749)	€8,659	(15.5%)
Employee benefits	€(28,136)	€(36,991)	€8,855	(23.9%)
Other operating expenses	€(21,153)	€(27,962)	€6,809	(24.4%)
Amortization and depreciation	€(20,286)	€(18,418)	€(1,868)	10.1%
Impairment of assets	€2,449	€(2,349)	€4,798	(204.3%)
Net other income	€(120)	€527	€(647)	(122.8%)
Operating Loss	€(38,405)	€(49,049)	€10,644	(21.7%)
Financial income	€343	€957	€(614)	(64.2%)
Financial expenses	€(8,192)	€(11,574)	€3,382	(29.2%)
Change in fair value of derivative warrant liabilities	€1,100	€1,239	€(139)	(11.2%)
Foreign exchange gains/(losses)	€11,654	€(1,074)	€12,728	(1,185.1%)
Net Financial Income/(Loss)	€4,905	€(10,452)	€15,357	(146.9%)
Loss before Tax	€(33,500)	€(59,501)	€26,001	(43.7%)
Income tax credit	€(976)	€1,266	€(2,242)	(177.1%)
Loss for the period	€(34,476)	€(58,235)	€23,759	(40.8%)

Revenues

Sales of goods revenue decreased by €19,721 thousand, or 23.5%, for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024, primarily due to the decrease of sales of our AC and DC chargers in our main markets.

Sales of services revenue increased by €3,759, or 47.3%, for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024, primarily to an increase in fees from installation services offered by us, including in connection with the services offered by Coil.

Expenses related to changes in inventories and raw materials and consumables used decreased by €8,659 thousand, or 15.5%, for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024. These expenses decreased primarily as a result of the reduction in sales.

Employee benefits expense decreased by €8,855 thousand, or 23.9%, for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, primarily reflecting the improvements achieved in terms of personnel cost efficiency.

Other operating expenses decreased by €6,809 thousand, or 24.4%, for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, primarily due to the impact of our programs for cost reductions.

Amortization and depreciation increased by €1,868 thousand, or 10.1%, for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, primarily due to investments in R&D development costs of the Company.

Impairment of assets has increased by €4,798 thousand as a consequence of the reversal in the depreciation recognized in this period for the assets impaired in 2024.

Net Financial Income/(Loss)

Financial income decreased by €614 thousand for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024, primarily due to the reduction in the interest rate of our financial investments.

Financial expenses decreased by €3,382 thousand for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024, primarily due to the reduction in debt and interest rates.

Change in fair value of derivative warrant liabilities decreased by €139 thousand for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024, primarily due to the decrease of the fair value of the warrants.

Foreign exchange results increased by €12,728 thousand for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024, primarily due to fluctuations in USD against the Euro.

Income Tax Credit

Income tax credit includes the deductions and credits generated as of June 30 in the amount of €1,178.

Segment Results

EMEA Segment

Comparison of the six months ended June 30, 2025 and 2024

The following table presents our results of operations at a segment level for EMEA for the six months ending June 30, 2025 and 2024:

	Six Months Ended
	June 30,		Variance
	2025	2024
	Unaudited	Unaudited	€	%
	(€ in thousands)
Revenue	€56,749	€79,433	€(22,684)	(28.6)%
Changes in inventories and raw materials and consumables used	€(35,636)	€(48,397)	€12,761	(26.4)%
Employee benefits	€(23,611)	€(30,233)	€6,622	(21.9)%
Other operating expenses	€(17,111)	€(22,937)	€5,826	(25.4)%
Amortization and depreciation	€(19,049)	€(16,972)	€(2,077)	12.2%
Impairment of assets	€2,449	€(2,349)	€4,798	(204.3)%
Net other income/(expense)	€(122)	€654	€(776)	(118.7)%
Operating loss	€(36,331)	€(40,801)	€4,470	(11.0)%

Revenue decreased by €22,684 thousand, or 28.6%, for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, primarily due to the decrease of sales of our AC and DC chargers in our main markets.

Expenses related to changes in inventories and raw materials and consumables used decreased by €12,761 thousand, or 26.4%, for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024. These expenses decreased primarily as a result of the reduction in sales in this segment.

Operating loss decreased by €4,470 thousand for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, primarily due to the impact of the employee and other operating expense reduction initiatives, amounting €6,622 thousand and €5,826 thousand respectively.

Amortization and depreciation increased by €2,077 thousand for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 primarily due to investments in R&D development costs of the Company.

The impairment of assets reflects the reversal in the depreciation recognized in this period for the assets impaired in 2024.

NORAM Segment

Comparison of the six months ended June 30, 2025 and 2024

The following table presents our results of operations at a segment level for NORAM for the six months ended June 30, 2025 and 2024:

	Six Months Ended
	June 30,		Variance
	2025	2024
	Unaudited	Unaudited	€	%
	(€ in thousands)
Revenue	€23,299	€16,456	€6,843	41.6%
Changes in inventories and raw materials and consumables used	€(15,634)	€(11,635)	€(3,999)	34.4%
Employee benefits	€(4,394)	€(6,584)	€2,190	(33.3)%
Other operating expenses	€(4,114)	€(4,928)	€814	(16.5)%
Amortization and depreciation	€(1,237)	€(1,445)	€208	(14.4)%
Net other income/(expense)	€(47)	€(127)	€80	(63.0)%
Operating loss	€(2,127)	€(8,263)	€6,136	(74.3)%

Revenue increased by €6,843 thousand, 41.6%, for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 primarily due to the strong AC and DC sales in the North America market and increase in fees from installation services offered by Coil.

Employee benefits decreased by €2,190 thousand, primarily due to the reduction in personnel in this region as part of the reduction cost program started in 2023.

Other operating expenses decreased by €814 thousand, for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, primarily due to the impact of cost reduction program started in 2023.

APAC Segment

Comparison of the six months ended June 30, 2025 and 2024

The following table presents our results of operations at a segment level for APAC for the six months ended June 30, 2025 and 2024:

	Six Months Ended
	June 30,		Variance
	2025	2024
	Unaudited	Unaudited	€	%
	(€ in thousands)
Revenue	€378	€966	€(588)	(60.9)%
Changes in inventories and raw materials and consumables used	€(153)	€(528)	€375	(71.0)%
Employee benefits	€(131)	€(174)	€43	(24.7)%
Other operating expenses	€(90)	€(297)	€207	(69.7)%
Amortization and depreciation	€—	€(1)	€1	(100.0)%
Net other income/(expense)	€49	€—	€49	n/m
Operating loss	€53	€(34)	€87	(255.9)%

Note: “n/m” means the amount was not meaningful.

Revenue decreased by €588 thousand, 60.9%, for the six months ended June 30, 2025 as compared to the six months ended June June 30, 2024 primarily due to the sales reduction in the Australian region.

Expenses related to changes in inventories and raw materials and consumables used decreased by 375 thousand, or 71%, for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024. These expenses decreased primarily as a result of the reduction in sales in this segment.

Operating loss for the six months ended June 30, 2025 improved by €87 thousand compared to the six month ended June 30, 2024 mainly due to the cost reduction.

Non-IFRS Metrics and Other Financial and Operating Metrics

We have included in this Interim Report certain financial measures not based on IFRS, including EBITDA and Adjusted EBITDA (together, the “Non-IFRS Measures”), as well as operating metrics, including Gross Margin. See the definitions set forth below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•
as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;
•
for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•
to evaluate the performance and effectiveness of our strategic initiatives; and
•
to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•
such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•
such measures do not reflect changes in our working capital needs;
•
such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•
although depreciation and amortization are not included in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•
other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the Non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

We define our Non-IFRS measures and other financial and operating metrics as follows:

“Gross Margin” is defined as revenue less changes in inventory, raw materials and other consumables used.

“EBITDA” is defined as a result of loss for the year before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants and foreign exchange gains/(losses). "Change in fair value of derivative warrant liabilities" and "Foreign exchange gains/(losses)" were added to the definition of EBITDA, as management believe it presents a more useful measure to evaluate the Company's performance.

“Adjusted EBITDA” is defined as a result of loss for the year before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants and foreign exchange gains/(losses) further to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to, share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations and other items outside the scope of our ordinary activities.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, which is loss for the period:

	Six Months Ended June 30,
	2025	2024
€ in thousands	Unaudited	Unaudited
Loss	€(34,476)	€(58,235)
Income tax credit	€976	€(1,266)
Amortization and depreciation	€20,286	€18,418
Financial income	€(343)	€(957)
Financial expense (1)	€8,192	€11,574
Change in fair value of derivative warrant liabilities (2)	€(1,100)	€(1,239)
Foreign exchange gains/(losses)	€(11,654)	€1,074
EBITDA	€(18,119)	€(30,631)
Share based payment plan expenses (3)	€539	€1,379
Impairment of assets	€(2,449)	€2,349
Other items (4)	€120	€(527)
One-time expenses (5)	€4,581	€2,327
Other non-cash expenses (6)	€67	€414
Adjusted EBITDA	€(15,261)	€(24,689)

(1)
Financial expenses is comprised of interest and fees on bank loans, interest on lease liabilities, interest on shareholder and other borrowings, interest on convertible bonds, accretion of discount on put option liabilities and other finance costs (such as fair value loss on financial investments and impairment on financial investments), excluding fair value adjustment of convertible bonds.
(2)
Represents expenses or incomes related to change the fair value of the warrant liabilities. Please refer to Note 12 to our interim condensed consolidated financial statements include elsewhere in the Interim Report.
(3)
Represents share-based payments expense. Please refer to Note 19 to our interim condensed consolidated financial statements include elsewhere in the Interim Report.
(4)
Other items consist of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, and grants. The amounts set forth in the table above represent net other income for the periods presented.
(5)
One-time expenses consist of legal expenses related to reduction in workforce process initiated in January 2023, severance payments to the employees that have left the Company and the provision for indemnities related to litigation involving certain former employees.
(6)
Other non-cash expenses consist of non-cash expenses related to the ESPP plan launched in January 2023.

Liquidity and Capital Resources

Sources of Liquidity

We have a history of operating losses and negative operating cash flows. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has been investing significantly in the development of our EV charging products. During the six months ended June 30, 2025, we incurred a loss of €34.5 million and for the six months ended June 30, 2024, we incurred a loss for the period of €58.2 million and net cash used in operating activities of €17.6 million.

As of June June 30, 2025 and 2024, we had cash and cash equivalents of €27.3 million and €59.7 million, respectively, and an accumulated deficit of €63.8 million and €478.4 million, respectively. Our current working capital needs relate mainly to the growth of the current business and continuing operations. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows. Our primary cash requirements include operating expenses, satisfaction of commitments to various counterparties and suppliers, and capital expenditures (including property and equipment). Our principal uses of cash in recent periods have been funding of our operations and development of intangibles with respect to EV chargers and energy management software.

In assessing the going concern basis of presentation, we had to estimate expected cash flows for the next 12 months, including our compliance with covenants, exercise of warrants and availability of other financial funding from banks. Management has prepared detailed business and liquidity plans, including a financial forecast extending through at least the following twelve months from the date of issuance of the interim condensed consolidated financial statements, which provide support for the Company's ability to meet its operational and financial obligations. Although the expectation for the coming year is to continue to have net losses and we expect to continue to make investments, we also expect these sources of liquidity will be sufficient to fund our long-term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing, which may include equity or debt issuances and/or credit financing. If we obtain additional capital by issuing equity, the interests of our existing shareholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure that we could obtain additional financing on favorable terms or at all.

Our primary sources of liquidity have historically been cash generated from operations, the issuance of debt and equity instruments and under bank loans.

On December 30, 2022, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €17.9 million with a maturity date in 2029.

On February 9, 2023 (the “BBVA Facility Closing Date”), Wallbox, as guarantor, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”) entered into a Facility Agreement (the “BBVA Facility Agreement”) with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”). The BBVA Facility Agreement provides for an aggregate term loan commitment of €25.0 million (the “BBVA Facility”), and we received net borrowings of €24.6 million after deducting fees and expenses. As of December 31, 2024, we had €25.0 million of borrowings outstanding under the BBVA Facility.

The BBVA Facility is secured by certain intellectual property rights. The BBVA Facility matures on the fourth anniversary of the BBVA Facility Closing Date and under certain circumstances may be extended to mature on the fifth anniversary of the BBVA Facility Closing Date. Wall Box Chargers is permitted to prepay the BBVA Facility in whole or in part upon notice thereof in accordance with the terms of the BBVA Facility Agreement. Upon an event of default specified in the BBVA Facility Agreement that remains uncured after 15 business days, the BBVA Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the BBVA Facility Agreement. The BBVA Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens, fundamental changes, asset sales, restricted payments and transactions with affiliates. The BBVA Facility Agreement also contains financial covenants regarding maintenance as of the end of each fiscal quarter of a maximum senior net debt to gross profit ratio ranging from 1.60x in 2023 to 0.60x in 2026 and thereafter and a minimum level of shareholders’ equity of 0.00. We obtained a waiver issued by BBVA regarding the compliance with the covenants under the agreements governing our indebtedness. The BBVA Facility Agreement is governed by Spanish law. On November 11, 2024, Wallbox, as guarantor, and its direct wholly-owned Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”), signed an agreement with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) which includes an additional grace period of 18 months from the last installment payment and without variation of any other terms of the initial agreement. Also, on April 8, 2025 we formalized a new framework agreement which includes a waiver of financial covenant requirements for 2025.

Substantially concurrently with the closing of the BBVA Facility Agreement and in consideration thereof, we entered into a Warrant Agreement (the “Warrant Agreement”) and Subscription Agreement (the “Subscription Agreement”) with BBVA (together with its assignees,the “Warrantholder”) pursuant to which we issued to the Warrantholder, and the Warrantholder subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares, for an exercise price of $5.32 per share. Pursuant to the Subscription Agreement, we agreed to file a registration statement for the resale of the Class A Shares issuable upon exercise of the Warrant. The Warrant Agreement provides for a redemption right in favor of Wallbox when the Class A Shares achieve a value of $11.00 per share.

On April 3, 2023, we entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC (“Canaccord”) and Oppenheimer & Co. Inc. (“Oppenheimer”) with respect to the offer and sale of our Class A Shares, with aggregate offering price of up to $100 million (the “ATM Offering”), from time to time, establishing an at the market program under which Canaccord and Oppenheimer will act as sales agents (the “Sales Agents”). The sales, if any, of the Class A Shares under the Equity Distribution Agreement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, or, in negotiated transactions or block transactions. The Equity Distribution Agreement provides that the commission payable to the Sales Agents for sales of our Class A Shares shall be up to three percent (3.0%) of the gross sales proceeds for any Class A Shares sold through the Sales Agent pursuant to the Equity Distribution Agreement. During the year ended December 31, 2023, we sold 2,630,076 Class A Shares resulting in $7,526 thousand (€6,876 thousand) in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales. During the year ended December 31, 2024 we sold 75,394 Class A Shares resulting in $45.6 thousand (€43.2 thousand) in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales. During the six months period ended June 30, 2025 we sold 739,742 Class A Shares resulting in $477 thousand (€457 thousand) in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales.

On June 15, 2023, we closed a private placement of Class A Shares, pursuant to which we sold 18,832,432 Class A Shares for aggregate gross proceeds of $48.6 million (€44.9 million) to certain existing investors and strategic partners at a price of $2.58 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on July 19, 2023.

On October 16, 2023, we, our wholly owned subsidiary, Wallbox USA, Inc. (“Wallbox USA”), and Wall Box Chargers, entered into agreements (the “October 2023 Facility Agreements”) that provide for: (i) a syndicated loan with Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup SA and EBN Banco de Negocios, S.A. (“EBN Banco”) as funding entities, EBN Banco as coordinating entity and agent, Wallbox Spain as borrower and Wallbox USA and Wallbox as guarantors; and (ii) a loan with Compañía Española de Financiación Del Desarrollo COFIDES, S.A., S.M.E., as funding entity, EBN Banco as coordinating entity, Wallbox USA as borrower and Wallbox Spain and Wallbox as guarantors. The October 2023 Facility Agreements provide for an aggregate term loan commitment of €35.0 million (the “October 2023 Term Loan”), which aggregate amount was elected to be drawn on October 14, 2023. As of December 31, 2023, we had €35.0 million of borrowings outstanding under the October 2023 Term Loan.

Principal outstanding under the October 2023 Term Loan will accrue interest on a daily basis at a rate equal to three-month EURIBOR plus an amount equal to 3.25% per annum, provided that, the October 2023 Facility Agreements also include sustainability-linked pricing adjustments and, as to Facility Agreement 2, pricing adjustments related to sales in the United States. The Term Loan will be secured by the property assets that were acquired in Barcelona with the proceeds under the October 2023 Term Loan, the bank accounts related to the October 2023 Facility Agreements and the credit rights under the insurance agreements related to the property assets to be secured. The October 2023 Term Loan matures on the fifth anniversary of October 16, 2023. The relevant borrower is permitted to prepay the October 2023 Term Loan in whole or in part upon notice thereof in accordance with the terms of the October 2023 Facility Agreements. As of December 31, 2024 we obtained a waiver issued by EBN Banco regarding the compliance with the covenants under the agreements governing our indebtedness. On April 8, 2025 EBN Banco adhered to the framework agreement together with the other financial institutions, which includes an additional grace period of 18 months from the last installment payment and without variation of any other terms of the initial agreement.This Facility Agreement contain covenants that require, based on Wallbox’s audited consolidated financial statements, a total debt to equity ratio ranging from 2.70x or less in 2025, 3.20x or less in 2026 and to 2.70x or less in 2027 and thereafter, and a net debt to equity ratio ranging from 2.10x or less in 2025, 2.40x or less in 2026 and 2.00x or less in 2027 and thereafter, as well as other affirmative and negative covenants and customary events of default.

On December 13, 2023 we closed a private placement of Class A Shares, pursuant to which we sold 10,360,657 Class A Shares for aggregate gross proceeds of $31.6 million (€29.3 million) to certain existing investors and Generac Power Systems, Inc. ("Generac") at a price of $3.05 per share. Pursuant to the registration rights we agreed to as part of the private placement we filed a registration statement for the resale of the Class A Shares purchased in the private placement on January 12, 2024. Substantially concurrently with the closing of the transaction several agreements have been entered into by the Company.

On March 22, 2024, Wallbox and Wallbox USA Inc, as guarantors, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”) entered into a Facility Agreement with Hong Kong and Shanghai Banking Corporation Limited (“HSBC”). The HSBC Facility Agreement provides for an Asset Based Lending commitment of €15.0 million (the “ HSBC Facility”), for which we had €15.0 million of borrowings outstanding under the HSBC Facility as of December 31, 2024 and €12 million as of June 30, 2025. The HSBC Facility is secured by certain stock rights. The HSBC Facility matures on the third anniversary of the HSBC Facility Closing Date. Wall Box Chargers is permitted to prepay the HSBC Facility in whole or in part upon notice thereof in accordance with the terms of the HSBC Facility Agreement. Upon an event of default specified in the HSBC Facility Agreement, the HSBC Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the HSBC Facility Agreement. The HSBC Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens or fundamental changes. The HSBC Facility Agreement also contained financial covenants regarding maintenance as of the end of each closing month of a minimum of Current Ratio (Current Assets/Current Liabilities) calculated with some exclusions, of 1.25 and a minimum of an Inventory Turnover of 400 days. The HSBC Facility Agreement is governed by Spanish law. On December 31, 2024 we obtained a waiver issued by HSBC regarding the compliance with the covenants under the agreements governing our indebtedness. This waiver sets new covenant levels. On May 28, 2025, the Group formalized a new agreement to ensure the continued fulfillment of its debt obligations, this agreement includes a minimum cash covenant of €25 million.

On August 5, 2024, we close a private placement of Class A Shares, pursuant to which we sold 36,334,277 Class A Shares for aggregate gross proceeds of $45 million (€ 41.6 Million) to certain existing investors and strategic partners at a price of $1.24 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on September 5, 2024.

On November 11, 2024, the Group entered into a framework agreement with several financial institutions providing an 18-month grace period on debt repayments. Additionally, as part of the agreement, the financial institutions have committed to maintaining the short-term financing agreements in force at least until June 30, 2026 with a limit of Euro 84.2 million. The agreement included a clause requiring adherence from all relevant lenders by May 11, 2025. The loan and borrowings outstanding amounts from the lender included in the agreement as of December 31, 2024 amounts to Euro 88.2 million

On February 21, 2025, we close a private placement of Class A Shares, pursuant to which we sold 26,707,142 Class A Shares for aggregate gross proceeds of $9.9 million (€ 9.4 million) to certain existing investors and strategic partners at a price of $0.37 per share.

On April 8, 2025, all remaining financial institutions adhered to the framework agreement, previously disclosed, thereby formalizing the grace period on debt repayments and the waiver of financial covenant requirements for 2025, the agreement remains in force as of June 30, 2025, and includes, among other conditions a requirements to maintain a minimum of cash balance of Euro 35 million at the end of each month. In addition, during the first half of 2025, the Group has obtained a waiver of this minimum cash balance from the banks.

On June 2, 2025, we close a private placement of Class A Shares, pursuant to which we sold 22,458,944 Class A Shares for aggregate gross proceeds of $5.6 million (€5.0 million) to certain existing investors and strategic partners at a price of $0.25 per share.

On June 17, 2025, we close a private placement of Class A Shares with Entidad Pública Empresarial Sociedad Española para la Transformación Tecnológica ('SETT'), pursuant to which we sold 37,759,630 Class A Shares for aggregate gross proceeds of €8.4 million at a price of €0.22 per share.

Management has prepared detailed business and liquidity plans, including financial forecast extending through at least the following twelve months from the date of issuance of the interim condensed consolidated financial statements, which demonstrate the Company’s ability to meet its operational and financial obligations as they fall due. These plans incorporate a number of assumptions regarding revenue growth (sales volumes), gross margin performance driven by product mix and cost efficiencies, operating expense management, working capital optimization driven by inventory reduction, the ability to raise additional capital as well as renewing short-term credit lines and meeting covenants or obtaining waivers.

We believe that our sources of liquidity and capital will be sufficient to meet our business needs for at least the next twelve months. We also expect these sources of liquidity will be sufficient to fund our long‑term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing, which may include equity or debt issuances and/or credit financing. If we obtain additional capital by issuing equity, the interests of our existing shareholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we would be able to obtain additional financing on favorable terms or at all.

Liquidity Policy

As an early-stage company, we maintain a strong focus on liquidity and define our liquidity risk tolerance based on sources and uses to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions. We manage our liquidity to provide access to sufficient funding to meet our business needs and financial obligations, as well as capital allocation and growth objectives.

Cash Flow Summary

The following table summarizes our cash flows for the six months ended June 30, 2025 and 2024:

	Six Months Ended
	June 30,		Variance
	2025	2024
	Unaudited	Unaudited	€	%
	(€ in thousands)
Net cash used in operating activities	€12,119	€(17,593)	€29,712	(169)%
Net cash from (used) in investing activities	€14,180	€(25,661)	€39,841	(155)%
Net cash from financing activities	€(3,258)	€(2,034)	€(1,224)	60%

Operating Activities

Net cash used in operating activities increased by €29,712 thousand, or 169%, for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024, primarily due to changes in inventories.

Investing Activities

Net cash used in investing activities increased by €39,841 thousand, or 155%, for six months ended June 30, 2025 as compared to the six months ended June 30, 2024, primarily due to the impact of payment for capex and the fluctuation of investments in funds in the second the first half of 2025 compared to the same period of 2024.

Financing Activities

Net cash from financing activities increased by €1,224 thousand, or 60%, for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, primarily due to the cash flow from net proceeds from loans.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates, assumptions and judgements that affect the reported amounts of assets, liabilities, revenues, costs and expenses. We evaluate our estimates and judgements on an ongoing basis, and our actual results may differ from these estimates. We base our estimates on historical experience, known trends and events, contractual milestones and other various factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Our critical accounting estimates and judgments are described in Note 3 “Use of Judgements and Estimates,” within our interim condensed consolidated financial statements included in the Interim Condensed Consolidated Financial Statements. Actual results may differ from these estimates.

Material Weakness

As previously reported, in connection with the audits of our consolidated financial statements for each of the years ended December 31, 2021, 2022, 2023 and 2024, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. The material weaknesses related to: (i) lack of sufficient personnel in the finance team with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards (IFRS) in relation to complex accounting transactions and in the application of other IFRS matters such as goodwill impairment testing, (ii) IT general controls have not been sufficiently designed or were not operating effectively, including controls over the completeness and accuracy of reports used in controls, and (iii) accounting policies and practices are not designed appropriately to establish an effective structure of internal controls. Thus, policies and procedures specifically with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively and/or documented accordingly.

Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. We are currently in the process of remediating these material weaknesses and we are taking steps that we believe will address their underlying causes, however, we cannot predict the ultimate timing or success of our remediation plan. We have also enlisted the help of external advisors to provide assistance in the areas of internal controls and IFRS accounting in the short term, and are evaluating the longer-term resource needs of our accounting staff, including IFRS expertise. These remediation measures may be time-consuming and costly, and might place significant demands on our financial, accounting and operational resources.

These actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles before we are able to determine that the controls are operating effectively and the material weaknesses have been remediated. In addition, there is no assurance that we will be successful on implementing all measures and internal controls in a timely manner.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts will be successful or that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

JOBS Act

The JOBS Act permits an emerging growth company (“EGC”) such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies. The exemptions include, but are not limited to:

•
an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;
•
reduced disclosure obligations regarding executive compensation; and
•
not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (2) the date on which we are deemed to be a “large accelerated filer,” which would occur if the market value of our equity securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of Kensington’s initial public offering, or March 2, 2026.

Recent Accounting Pronouncements

See Notes 4 and 5 of our interim condensed consolidated financial statements included in our Interim Report for more information regarding recently issued accounting pronouncements and discussion of the impact of recent accounting pronouncements, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Refer to Note 24 “Financial Risk Management” of our audited consolidated financial statements included in the Interim Report for more information.

Interest Rate Risk

We are exposed to Interest rate risk from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. A hypothetical 10% change in interest rates would mean an increase (decrease) in profit or loss as of June 30, 2025 by €907 thousand.

Foreign Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the Euro, causing both our revenue and operating results to be impacted by fluctuations in the exchange rates.

Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact our net loss. A hypothetical change in all foreign currencies against the Euro of 10% would result in an increase/decrease of our foreign currency loss on foreign-denominated balances of approximately €2,500 thousand. As our global operations expand, our results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.

At this time, we do not enter into financial instruments to hedge our foreign currency exchange risk, but it may in the future.

Other market price risk

We maintain investments in funds and other financial instruments as of June 30, 2025 for an amount of €5,078 thousand compared to €6,002 thousand as of June 30, 2024. Please refer to Note 11 of our unaudited interim condensed consolidated financial statements for further disclosures.

We have derivative warrant liabilities (see Note 11 of our unaudited interim consolidated financial statements included in our Interim Report) measured at FVTPL. The derivative warrant liabilities of €869 thousand as of June 30, 2025 as compared to €2,168 thousand at December 31, 2024 are measured at fair value.

A change of the warrant price by 1% would result in an increase/decrease of the underlying warrant liabilities of €9 thousand.

Contractual Obligations and Commitments

As of June 30, 2025, in addition to the contractual obligations and commitments described above under “Liquidity and Capital Resources,” there were contractual obligations to purchase, construct or develop Property, plant and equipment assets, for an amount of €209 thousand and commitments for the acquisition of intangible assets of €531 thousand. We intend to fund these contractual obligations with cash generated from operations, equity financings and borrowings. As of June 30, 2025, these commitments mainly related to the acquisition of tools and machinery for the Group plants.

See Notes 8 and 10 of the unaudited interim condensed consolidated financial statements included in our Interim Report for more information.

Additionally, our lease agreements provide for lease obligations and the future interest payable under these agreements is as set forth in the table below. Please refer to Note 9, “Right of Use Assets and Lease Liabilities” of the interim condensed consolidated financial statements included elsewhere in the Interim Report for more information.

	Payments due by period
			€ in thousands
		Less than 1			More than
	Total	year	1-2 years	2-5 years	5 years
Lease obligations	€44,742	€5,945	€11,037	€23,920	€3,840

Capital Expenditures

For the six month period ended June 30, 2025, our capital expenditures for property, plant and equipment were €1,781 thousand. We expect to spend approximately €4 million in 2025 for capital expenditures, primarily related to machinery and tools for our factories and intend to fund these expenditures with borrowings under financing facilities.